

January 14, 2008

By U.S. mail and facsimile to 011 (853) 28323265

Ms. Eliza Y. P. Pang
Chief Financial Officer
Deswell Industries, Inc.
17B, Edificio Comercial Rodrigues
599 Avenida da Praia Grande
Macao

> **RE:** **Deswell Industries, Inc.**
> **Form 20-F for the fiscal year ended March 31, 2007**
> **Filed August 1, 2007**
> **Forms 6-K filed August 17, 2007, and November 20, 2007**
> **File No. 0-26448**

Dear Ms. Pang:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended March 31, 2007

Property, Plants and Equipment, page 24

1. We note that you closed the Shenzhen plastic plant during the year ended March 31, 2007, and that it is held for sale. Please provide us with a timeline explaining the underlying events leading up to this action and address the classification on

your balance sheet, the timing of such classification, and the appropriate measurement of this asset throughout FY 2007. Please see paragraphs 30-39 and 46 of SFAS 144, for further guidance.

In addition, tell us what consideration you gave to reporting such activity as discontinued operations. Please see paragraphs 41-45 of SFAS 144, for further guidance.

Operating and Financial Review and Prospects, page 26

Operating Results, page 26

2. We note your explanation for the substantial increase in sales for the most recent fiscal year. In future filings please expand such explanations as follows:

  - Explain whether the increases described (for example, from the telecommunications customer and new customers) are expected to continue at this level for the foreseeable future;
  - Explain whether the loss of sales from existing customers is expected to continue at the lower level for the foreseeable future;
  - Quantify how much of the increases and decreases were due to price changes, and/or volume;
  - Explain whether the significant gains and losses in sales were due to new products and/or the phasing out of older products. In other words, provide more detail about the underlying reasons behind the changes, and their expected future trends.

10. Income Taxes, page F-12

3. As previously requested in comment 2 in our letter dated February 28, 2006, please expand your disclosures to discuss the nature of those entities and jurisdictions which you have determined are not subject to income taxes, as disclosed on page F-13, and the amounts associated with each for each period presented.

4. We note your discussion on page 6 of the impact that the EIT Law will have effective January 1, 2008. Please tell us and disclose in future filings in MD&A the rates you have used to measure your income taxes for the fourth quarter of fiscal 2008, for each separate taxable entity.

5. We note your statement on page 31 under the discussion of the change in income taxes during fiscal 2006 that the decrease in income tax expense in the electronic & metallic segment was primarily due to the write off of doubtful sales of the

metal division of $1,000,006 and the decrease in operating income during the year ended March 31, 2006. Please tell us and disclose in future filings the following:

- Please explain to us more clearly what you mean by "doubtful sales." In other words was this a write-off of doubtful accounts receivable? If so, was it in excess of your normal allowance for doubtful accounts? Confirm that your revenue recognition policies were and are consistent with Staff Accounting Bulletin 101;
- The underlying history and reason(s) for the write off;
- How you write-off for tax purposes in the reporting period.

6. We note your statement on page F-13 that Jetcrown Dongguan has revised its first and second tax exemption year from the calendar year ended December 31, 2004, and 2005 respectively, to the calendar years ended December 31, 2002, and 2003 respectively. Please address the following:

- Please tell us and disclose in future filings the tax rate that Jetcrown Dongguan used for each period presented.
- You state that an amount of $450,000 additional income tax assessments which are likely to arise has been charged to the consolidated income statement for the year ended March 31, 2007, relating to the taxable calendar years ended December 31, 2004, 2005 and 2006, and for the quarter ended March 31, 2007. Please tell us and disclose in future filings in MD&A the nature of the assessments, and reconcile the recognition of this amount to your provision for income taxes on page F-13.

Form 6-K dated August 17, 2007

7. We note you recorded a stock provision of $500,000 as a result of "the two customers pushing-out orders." Please provide us with a comprehensive explanation of the following:

- What is meant by pushing out orders;
- Identify the customers;
- Why this caused an inventory provision;
- How you accounted for this provision;
- The literature in support of your accounting.

Form 6-K filed November 20, 2007

8. We note the $318,000 goodwill impairment recorded during the second quarter 2008. Please tell us and revise your future filings to comply with the disclosure requirements of paragraph 47 of SFAS 142.

*   *   *   *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or me at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John M. Hartz
Senior Assistant Chief
Accountant